Exhibit

Exhibit Description

99.1	Announcement on 2012/08/27: UMC will attend investor conferences on 2012/08/29

99.2	Announcement on 2012/08/28: To announce related materials on acquisition of facilities and equipment

99.3	Announcement on 2012/08/28: To announce related materials on acquisition of facilities and equipment

99.4	Announcement on 2012/08/29: To announce related materials on acquisition of machinery and equipment

99.5	Announcement on 2012/08/29: To announce related materials on acquisition of machinery and equipment

99.6	Announcement on 2012/08/30: To announce related materials on acquisition of machinery and equipment

99.7	Announcement on 2012/08/31: To announce related materials on acquisition of machinery and equipment

99.8	Announcement on 2012/09/03: UMC will attend investor conferences on 2012/09/06

99.9	Announcement on 2012/09/03: To announce related materials on acquisition of machinery and equipment

99.10	Announcement on 2012/09/04: To announce related materials on acquisition of machinery and equipment

99.11	Announcement on 2012/09/07: To announce related materials on disposal of common shares of EPISTAR Corporation on behalf of TLC Capital Co., Ltd.

99.12	Announcement on 2012/09/10: To announce related materials on disposal of Novatek Technology Corporation

99.13	Announcement on 2012/09/24: To announce related materials on acquisition of machinery and equipment

99.14	Announcement on 2012/09/24: To announce related materials on disposal of common shares of PixArt Imaging Inc. on behalf of Fortune Venture Capital Corporation

99.15	Announcement on 2012/09/07: August Revenue

99.16	Announcement on 2012/09/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

UMC will attend investor conferences on 2012/08/29

1.Date of the investor conference:2012/08/29

2.Time of the investor conference:11:00 am

3.Location of the investor conference:

Bank of America Merrill Lynch Taipei Office at 9F, 207, Sec. 2, Dun-Hwa S. Rd., Taipei

4.Brief information disclosed in the investor conference:

The Company will attend the “Asia Technology Tour”, held by Bank of America Merrill Lynch.

5.The presentation of the investor conference release:

It will be the same as the investor conference on 2012/07/25.

6.Will the presentation be released in the Company’s website:

Yes, please refer to the Company’s website at www.umc.com

7.Any other matters that need to be specified:None

Exhibit 99.2

To announce related materials on acquisition of facilities and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):facilities and equipment
2.Date of the occurrence of the event:2012/08/27~2012/08/28
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:
Transaction volume: a batch; average unit price:$3,425,000,000 NTD; total transaction price:$3,425,000,000 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):Fu Tsu Construction; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
transaction: price negotiation; the reference basis for the decision on price:
market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: None
16.Concrete purpose or use of the acquisition or disposition: For production
17.Do the directors have any objection to the present transaction?:No

18.Any other matters that need to be specified: None

Exhibit 99.3

To announce related materials on acquisition of facilities and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):facilities and equipment
2.Date of the occurrence of the event: 2011/10/05~2012/08/28
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:
Transaction volume: a batch; average unit price:$ 616,957,584NTD; total transaction price:
$ 616,957,584 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Pan Asia Corporation; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
transaction: price negotiation; the reference basis for the decision on price:
market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: None
16.Concrete purpose or use of the acquisition or disposition: For production
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified: None

Exhibit 99.4

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2012/07/05~2012/08/29
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:
Transaction volume: a batch; average unit price:$ 648,968,750NTD; total transaction price:
$ 648,968,750NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
transaction: price negotiation; the reference basis for the decision on price:
market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: None
16.Concrete purpose or use of the acquisition or disposition: For production
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified: None

Exhibit 99.5

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2012/06/24~2012/08/29
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:
Transaction volume: a batch; average unit price:$ 659,857,000 NTD; total transaction price:
$ 659,857,000 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-TENCOR CORPORATION; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
transaction: price negotiation; the reference basis for the decision on price:
market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: None
16.Concrete purpose or use of the acquisition or disposition: For production
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified: None

Exhibit 99.6

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2012/07/18~2012/08/30
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:
Transaction volume: a batch; average unit price:$ 557,287,570 NTD; total transaction price:
$ 557,287,570NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
transaction: price negotiation; the reference basis for the decision on price:
market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: None
16.Concrete purpose or use of the acquisition or disposition: For production
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified: None

Exhibit 99.7

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2012/03/22~2012/08/31
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:
Transaction volume: a batch; average unit price:$ 585,848,093 NTD; total transaction price:
$ 585,848,093 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Novellus Systems International; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
transaction: price negotiation; the reference basis for the decision on price:
market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: None
16.Concrete purpose or use of the acquisition or disposition: For production
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified: None

Exhibit 99.8

UMC will attend investor conferences on 2012/09/06

1.Date of the investor conference:2012/09/06
2.Time of the investor conference:09:00 am
3.Location of the investor conference:
The Grand Hyatt Hotel,Taipei
4.Brief information disclosed in the investor conference:
The Company will attend the “Asian Technology Conference”, held by Credit Suisse.
5.The presentation of the investor conference release:
It will be the same as the investor conference on 2012/07/25.
6.Will the presentation be released in the Company’s website:
Yes, please refer to the Company’s website at www.umc.com
7.Any other matters that need to be specified:None

Exhibit 99.9

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2012/08/30~2012/09/03
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:
Transaction volume: a batch; average unit price:$ 1,370,195,400 NTD; total transaction price:
$ 1,370,195,400 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
transaction: price negotiation; the reference basis for the decision on price:
market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: None
16.Concrete purpose or use of the acquisition or disposition: For production
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified: None

Exhibit 99.10

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2011/12/06~2012/09/04
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:
Transaction volume: a batch; average unit price:$ 538,512,950 NTD; total transaction price:
$ 538,512,950 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): EBARA Corporation; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
transaction: price negotiation; the reference basis for the decision on price:
market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: None
16.Concrete purpose or use of the acquisition or disposition: For production
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified: None

Exhibit 99.11

To announce related materials on disposal of common shares of EPISTAR Corporation on behalf of TLC Capital Co., Ltd.
1.Name of the securities: common shares of EPISTAR Corporation
2.Trading date:2012/06/13~2012/09/07
3.Trading volume, unit price, and total monetary amount of the transaction:
Trading volume: 4,900,000 shares, unit price: NTD 61.54,
total monetary amount: NTD 301,549,000
4.Gain (or loss) (not applicable in case of acquisition of securities):NTD 156,509,000
5.Relationship with the underlying company of the trade: none
6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):
cumulative volume: 1,005,623 shares; amount: NTD 29,766,441;percentage of holdings: 0.12%;
status of restriction of rights: no
7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:
ratio of total assets:74.16%;
ratio of shareholder’s equity:74.75%;
the operational capital as shown in the most recent financial statement: NTD 884,107,721
8.Concrete purpose/objective of the acquisition or disposal: financing operation
9.Do the directors have any objections to the present transaction?:none
10.Any other matters that need to be specified: none

Exhibit 99.12

To announce related materials on disposal of Novatek Technology Corporation

1.Name of the securities: Common shares of Novatek Technology Corporation
2.Trading date:2012/09/10~2012/09/10
3.Trading volume, unit price, and total monetary amount of the transaction:
trading volume:18,000,000 shares; average unit price: $96.00 NTD;
total amount: $1,728,002,000 NTD
4.Gain (or loss) (not applicable in case of acquisition of securities):$1,445,151,751 NTD
5.Relationship with the underlying company of the trade:
investee company treated as available-for-sale financial assets.
6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):
cumulative volume: 43,550,923 shares; amount: 684,354,967 NTD;
percentage of holdings: 7.22%;
status of restriction of rights: no
7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:
ratio of total assets: 19.11%
ratio of shareholder’s equity: 25.87%;
the operational capital as shown in the most recent financial statement:
$29,409,299 thousand NTD
8.Concrete purpose/objective of the acquisition or disposal: financing operation
9.Do the directors have any objections to the present transaction?:none
10.Any other matters that need to be specified: none

Exhibit 99.13

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2012/08/06~2012/09/24
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:
Transaction volume: a batch; average unit price:$ 524,358,680 NTD; total transaction price:
$ 524,358,680 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
transaction: price negotiation; the reference basis for the decision on price:
market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: None
16.Concrete purpose or use of the acquisition or disposition: For production
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified: None

Exhibit 99.14

To announce related materials on disposal of common shares of PixArt Imaging Inc. on behalf of Fortune Venture Capital Corporation
1.Name of the securities:common shares of PixArt Imaging Inc.
2.Trading date:2011/11/21~2012/09/24
3.Trading volume, unit price, and total monetary amount of the transaction:
Trading volume: 3,570,000 shares,unit price:NTD 87.07,
total monetary amount: NTD 310,828,700
4.Gain (or loss) (not applicable in case of acquisition of securities):NTD 266,332,368
5.Relationship with the underlying company of the trade:none
6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):
cumulative volume: 8,067,328 shares;
amount: NTD 100,227,897;percentage of holdings: 6.08%;
status of restriction of rights: no
7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:
ratio of total assets:87.41%;
ratio of shareholder’s equity:88.33%;
the operational capital as shown in the most recent financial statement: NTD 877,765,293
8.Concrete purpose/objective of the acquisition or disposal: financing operation
9.Do the directors have any objections to the present transaction?:none
10.Any other matters that need to be specified: none

Exhibit 99.15

September 7, 2012

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of August 2012.

1)	Sales volume (NT$ Thousand)

Period	Items	2012	2011	Changes	%
August	Invoice amount	7,407,829	6,438,407	969,422	15.06%
2012	Invoice amount	53,192,340	54,785,819	-1,593,479	-2.91%
August	Net sales	9,798,969	8,200,743	1,598,226	19.49%
2012	Net sales	70,797,236	73,277,763	-2,480,527	-3.39%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand) : None

4)	Financial derivatives transactions : None

Exhibit 99.16

United Microelectronics Corporation
For the month of September, 2012

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares held as of July 31, 2012	Number of shares held as of August 31, 2012	Changes

Director and COO	Wen-Yang Chen	3,802,153	3,002,153	(800,000)

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares pledged
		pledged as of	as of
Title	Name	July 31, 2012	August 31, 2012	Changes
—	—	—	—	—